

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2017

Johan Aksel Bergendorff
Chief Financial Officer
Tempus Applied Solutions Holdings, Inc.
471 McLaws Circle, Suite A
Williamsburg, VA, 23185

> **Re:** **Tempus Applied Solutions Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2017**
> **File No. 333-221048**

Dear Mr. Bergendorff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there are outstanding comments on your most recent Form 10-K. Please note that all such comments must be resolved before we act on a request for acceleration of effectiveness of your registration statement on Form S-1.

2. Given the size of the equity line financing transaction, we note that the transaction appears to be a primary offering rather than an indirect primary offering. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. For guidance, refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations.

Alternatively, please amend your registration statement to register no greater than one-third of your public float, excluding shares beneficially owned by your affiliates. In addition, tell us the number of the company's outstanding shares held by non-affiliates, as of the most recent practicable date, and what percentage of the non-affiliate float the shares being registered under the equity line transaction represent.

The Offering, page 3

3. Please disclose what percentage of your outstanding securities the shares being registered under the equity line agreement represent.

4. Please include the number of shares GHS Investments LLC may sell based on the current market price of your stock and ignoring caps on the number of shares GHS Investments LLC can own at any time, if any.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Equity Financing Agreement, page 35

5. Please include a discussion of the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, the disclosure should include an explanation of why the parties chose the particular dollar amount of the equity line. In addition, please draft a risk factor discussing the likelihood that you will have access to the full amount available to you under the equity line.

6. Please disclose, if true, that GHS Investments LLC's obligations under the equity line are not transferable.

Plan of Distribution, page 57

7. Please revise this section to state that GHS Investments LLC is an underwriter.

8. We note that in the summary and other sections of your registration statement you state that you are registering common stock sold to GHS Investments LLC under the equity financing agreement dated October 6, 2017. However, in this section you state that you are registering the common stock that may be issued upon conversion by Santiago Business Co. International Ltd. of the 10% Senior Secured Convertible Note due April 28, 2018. Please revise for consistency or advise.

Exhibit Index, page II-6

9. Please file the equity financing agreement with GHS Investments LLC as an exhibit to your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Lee D. Neumann, Esq.